SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                        The Securities Exchange Act 1934

               Report on Form 6-K for the month of September 2003
                                   ----------

                  Hellenic Telecommunications Organization S.A.
                 (Translation of Registrant's name into English)

                               99 Kifissias Avenue
                              GR 15181 Amaroussion
                                 Athens, Greece
                    (Address of Principal Executive Offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F _X_ Form 40-F__

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.)

                          Yes ___        No ____


Enclosures:

1. Press release dated: September 4, 2003

RomTelecom Receives ANRC Approval for Tariff Rebalancing

    ATHENS, Greece--(BUSINESS WIRE)--Sept. 4, 2003--Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, today announced that its 54%-owned subsidiary RomTelecom has received approval from the Romanian National Communications Regulatory Authority (ANRC) to adjust its tariffs. These adjustments will be effective October 2, 2003 and take into account inflation, efficiency improvements in the company and an initial shift towards rebalanced tariffs required in the newly liberalized telecoms market.

    The main changes will be as follows:

    -- In line with other mobile operators and communications service providers in the market, tariffs will be expressed in Euros for all services provided by RomTelecom in the retail market. This reflects the cost structure in the industry, where many of the costs of doing business are foreign currency-denominated.

    -- International call charges to fixed locations will be reduced by between 30% and 45%. Calls to mobile networks in other countries will remain unchanged.

    -- RomTelecom will also implement a new bonus scheme for international call volume. Customers with international bills exceeding EUR44 per month will be granted discounts from 5%, going up incrementally to 20% for international bills over EUR17,760 per month.

    -- Monthly subscription charges will be increased by an average of 15.35%.

    A full list of the new tariffs, as well as any clarifications, may be obtained at www.romtelecom.ro.

    About OTE

    OTE is a provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.
    Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE's American Depository Receipts (ADR's) represents 1/2 ordinary share.

    Additional Information is also available on http://www.ote.gr.

    Forward-looking statement

    Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2002 filed with the SEC on June 30, 2003. OTE assumes no obligation to update information in this release.

    CONTACT: OTE
             Dimitris Tzelepis- Group Investor Relations Officer
             Tel: +30 210 611 1574
             email: dtzelepis@ote.gr
             or
             Kostas Bratsikas - Investor Relations
             Tel: +30 210 611 1428
             email: brakon@ote.gr
             Taylor Rafferty
             London
             +44 20 7936 0400
             New York: +1 212-889-4350
             email: ote@taylor-rafferty.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                            Hellenic Telecommunications Organization S.A.

Date: 4 September 2003      By: /s/ Iordanis Aivazis
                                --------------------
                          Name:  Iordanis Aivazis
                          Title: Chief Financial Officer